82-4867

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

04010733

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	22 March 2004
Pages: Including cover page	9.

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

dlw 3/22

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amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

22 March 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

P.P.

Robyn Fry
General Counsel & Company Secretary

Doc# 116206 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/03/2004

TIME: 15:48:35

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

On-Market Buy-Back

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE
19 March 2004

Amrad announces share buy-back

Amrad today announced a buy-back of up to 10% of the Company's fully paid ordinary shares over the next 12 months.

Commenting on the buy-back, Amrad Chairman, Mr Bob Moses said:

"The recent sale of Amrad's real property assets coupled with revenue from corporate partnerships and an increased focus on controlling operating costs has resulted in a net cash position of more than $60 million, equivalent to $0.46 per share."

"In addition, Amrad has a high quality portfolio of science projects the value of which is not reflected in the current capitalisation of the Company. The portfolio includes:

- A partnership with United States pharmaceutical company Merck & Co., Inc., for the treatment of asthma which has generated US$11million over the last 9 months; and
- a partnership with Swiss company, Serono, for the treatment of infertility, which is currently in a 150 patient Phase II international clinical trial."

"It is the unanimous view of the Board that this buy-back of Amrad shares is an appropriate investment for the benefit of all Amrad shareholders."

The buy-back will commence on 5 April, following the statutory 14-day notice period.

Company background

Amrad Corporation Limited is an Australian drug discovery and development based biotechnology company. Amrad's in-house R&D expertise is focused on priority projects in the areas of cytokine biology especially in the fields of inflammatory diseases, such as rheumatoid arthritis and asthma, as well as cancer. Amrad has considerable intellectual property in this area covering targets such as VEGF-B, GM-CSFR, IL-13R and LIF. In October 2003 Amrad announced its intention to spin out its antiviral programs. Further information about projects in drug discovery and development can be found at www.amrad.com.au.

Further information: Mr Bob Moses
Chairman
0412 211 018

Doc# 117329 v4

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
AMRAD CORPORATION LIMITED	37 006 614 375

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	130,642,486
6	Whether shareholder approval is required for buy-back	No

Doc# 117303 v1

+ See chapter 19 for defined terms.

Doc# 117303 v1

7	Reason for buy-back	As described in the announcement preceding this Appendix 3C, given the disparity between the Company's share price of $0.66 (closing price 18 March 2004) and the value of the Company's assets and business prospects, the Board considers the buy-back to be an appropriate application of a portion of the Company's cash reserves at this time and to be in the best interests of all shareholders.
8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Not applicable

On-market buy-back

9	Name of broker who will act on the company's behalf	To be advised
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	13,064,248
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	Within a period of 12 months commencing 5 April 2004
13	If the company intends to buy back shares if conditions are met - those conditions	Not applicable

Employee share scheme buy-back

14	Number of shares proposed to be bought back	Not applicable
15	Price to be offered for shares	Not applicable

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	Not applicable
17	Number of shares proposed to be bought back	Not applicable
18	Price to be offered for shares	Not applicable

Equal access scheme

19	Percentage of shares proposed to be bought back	Not applicable
20	Total number of shares proposed to be bought back if all offers are accepted	Not applicable
21	Price to be offered for shares	Not applicable
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Not applicable

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ....
(Director/Company secretary)

Doc# 117303 v1

+ See chapter 19 for defined terms.

Doc# 117303 v1

Print name: ....

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